Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

November 3, 2021

Laura Crotty, Esq.

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Torque Lifestyle Brands, Inc. Post-Qualification Amendment to Form 1-A, No. 1 Filed October 25, 2021 File No. 024-11350

Dear Ms. Crotty,

On behalf of Torque Lifestyle Brands, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 2, 2021, relating to the above-captioned Post-Qualification Amendment to Form 1-A (“Offering Circular”). Captions and page references herein correspond to those set forth in the Offering Circular.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Post-Qualification Amendment to Form 1-A

Cover Page

1. We note your disclosure that the offering price will be between $0.005 and $0.01 per common share. We also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b). Please disclose throughout the offering statement the fixed price at which the common stock will be offered during the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

We have corrected our response in Part I, Item 4 to indicate that we do intend to price this offering after qualification pursuant to Rule 253(b).

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares